Mail Stop 3561

January 24, 2008

Via Fax & U.S. Mail

Mr. Dale Black
Chief Financial Officer
600 Emerson Road, Suite 300
Saint Louis, Missouri 63141

> **Re:** **Isle of Capri Casinos, Inc.**
> **Form 10-K for the year ended April 29, 2007**
> **Filed July 31, 2007**
> **File No. 000-20538**

Dear Mr. Mitchell:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief